

December 16, 2011

VIA E-Mail
Mr. Brian Centner
Chief Financial Officer – Ceres Managed Futures LLC
Orion Futures Fund
522 Fifth Avenue, 14th Floor
New York, New York 10036

Re: Orion Futures Fund
Form 10-K for the year ended December 31, 2010
Filed on March 31, 2011
File No. 000-50271

Dear Mr. Centner:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Part II. , page 7

Item 5. Market for Registrant's Common Equity …, page 7

1.   In future Exchange Act periodic reports please provide all of the disclosure required by Item 701(d) of Regulation S-K.

Item 7. Management's Discussion and Analysis …, page 8

2.   In future Exchange Act periodic reports please disclose any significant intra-year changes in the amounts allocated to a particular fund.

3.　　　In future Exchange Act periodic reports please include a cross-reference to the fund-level performance information in note 5.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　Please contact Stacie Gorman at (202) 551- 3585 or me at (202) 551-3852 with any questions.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　/s/ Michael McTiernan

　　　　　　　　　　　　　Michael McTiernan
　　　　　　　　　　　　　Assistant Director